SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

42805T105
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
7,760,002

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
7,760,002

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,760,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
7,760,002

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
7,760,002

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,760,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
7,760,002

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
7,760,002

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,760,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
12,602,500

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
12,602,500

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,602,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.75%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
12,602,500

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
12,602,500

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,602,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.75%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
18,437,498

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
18,437,498

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,437,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                4.03%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
18,437,498

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
18,437,498

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,437,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.03%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42805T105

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
38,800,000

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
38,800,000

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,800,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Common Stock, Par Value $0.01 ("Shares"), issued by Hertz Global Holdings, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 20, 2014, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 38,800,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $1,099.8 million (including commissions and premiums for options to purchase Shares). The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 5.  Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a)            The Reporting Persons may be deemed to beneficially own, in the aggregate, 38,800,000 Shares, representing approximately 8.48% of the Issuer's outstanding Shares (based upon 457,810,116 Shares outstanding, which is based upon (i) the 447,693,207 Shares stated to be outstanding as of March 21, 2014 by the Issuer in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2014 plus (ii) the 10,116,909 Shares issued by the Issuer between May 16, 2014 and May 29, 2014 as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2014).

(b)            High River has sole voting power and sole dispositive power with regard to 7,760,002 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 12,602,500 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 18,437,498 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5 (c) of the Initial Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since August 20, 2014, the date of the last Schedule 13D filed by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 5:00 p.m., New York City time, on September 9, 2014.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	09/09/2014	7,195,713.00 (1)	10.99 (2)

Icahn Partners LP	09/09/2014	17,097,581.00 (1)	10.99 (2)

Icahn Partners Master Fund LP	09/09/2014	11,685,259.00 (1)	10.99 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options were set to expire on June 17, 2016.  On September 9, 2014, the Reporting Persons exercised call options for an aggregate of 35,978,553 Shares at an exercise price of $17.50 per Share, which represents all call options held by the Reporting Persons as of the date of this filing, including the call options to which this footnote is referenced.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $17.50, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 35,978,553 Shares, which would have expired on June 17, 2016.

The agreements provided for physical settlement (unless the Reporting Person opted for a cash settlement). These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. On September 9, 2014, the Reporting Persons exercised all such call options and thereby acquired 35,978,553 Shares, in the aggregate.

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 35,978,553 Shares, which would have expired on the earlier of June 17, 2016 or the date on which the corresponding American-style call option described above under "Call Options" in this Item 6 is exercised.

The agreements provide that they settle in cash. These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. On September 9, 2014, upon exercise of the call options, all of such put options terminated.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Hertz Global Holdings, Inc.]